

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2024

Christopher Savoie
Chief Executive Officer
Zapata Computing Holdings Inc.
100 Federal Street, Floor 20
Boston, MA 02110

> **Re: Zapata Computing Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed September 3, 2024**
> **File No. 333-281907**

Dear Christopher Savoie:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stacie S. Aarestad